Registration No. 001-13202
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2006
                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from     to


                        Commission File Number: 001-13202

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Nokia Retirement Savings and Investment Plan
            Nokia Inc.
            6000 Connection Drive
            Irving, Texas 75039

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Nokia Corporation
            Keilalahdentie 4, P.O. Box 226
            FIN-00045 NOKIA GROUP
            Espoo, Finland



================================================================================

                  Nokia Retirement Savings and Investment Plan



                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Report of Independent Registered Public Accounting Firm                       5

Financial Statements as of December 31, 2006 and 2005                         6
for the years then ended

Signature Page                                                               15

Index To Exhibits                                                            16

Consent of Independent Registered Public Accounting Firm                     17

Nokia Retirement Savings
and Investment Plan
Report on Audit of Financial Statements and
Supplemental Schedule
December 31, 2006 and 2005

Nokia Retirement Savings and Investment Plan
Contents
--------------------------------------------------------------------------------




                                                                         Page(s)

Report of Independent Registered Public Accounting Firm......................1

Financial Statements

Statements of Net Assets Available for Benefits at
 December 31, 2006 and 2005 .................................................2

Statement of Changes in Net Assets Available for Benefits
 for the Year Ended December 31, 2006........................................3

Notes to Financial Statements............................................4 - 8


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets at December 31, 2006................9

Note: Other schedules required by section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Nokia Retirement Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (the "Plan") at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, Texas
June 25, 2007

Nokia Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
--------------------------------------------------------------------------------


                                                           2006                      2005
                                                      ---------------          ----------------

Assets
Investments, at fair value                              $600,736,511              $490,737,740

Receivables
  Employer contributions                                   1,420,022                12,255,610
  Participant contributions                                1,995,858                 1,793,695
                                                      ---------------          ----------------
                                                           3,415,880                14,049,305
                                                      ---------------          ----------------

Cash                                                          35,915                    30,944
                                                      ---------------          ----------------

 Total assets                                            604,188,306               504,817,989

Liabilities
Accrued expenses                                             124,579                    76,964
                                                      ---------------          ----------------

Net assets available for benefits                       $604,063,727              $504,741,025
                                                      ---------------          ----------------









     The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006
--------------------------------------------------------------------------------


    Investment income
             Net appreciation in fair value of investments                      $39,858,256
             Dividend and interest income                                        26,784,822
                                                                             ---------------

                                                                                 66,643,078
                                                                             ---------------

    Contributions
             Employer                                                            35,538,225
             Participant                                                         48,839,818
             Rollovers                                                            5,855,672

                                                                                 90,233,715
                                                                             ---------------


    Deductions
             Benefit payments and withdrawals                                  (57,106,937)
             Administrative expenses                                              (447,154)
                                                                             ---------------

             Total deductions                                                  (57,554,091)
                                                                             ---------------

             Increase in net assets available for benefits                       99,322,702

    Net assets available for benefits
             Beginning of year                                                  504,741,025
                                                                             ---------------

             End of year                                                       $604,063,727
                                                                             ---------------











     The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


1.   Description of Plan
     The following description of the Nokia Retirement Savings and Investment Plan(the "Plan") provides only general information. More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description, which has been distributed to all Plan participants, and also in the Plan document, which is available to all Plan participants upon request.

     General
     The Plan is a defined contribution plan that covers eligible employees of Nokia, Inc. (the "Company" or "Nokia"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan's day-to-day administration.

     Eligibility
     Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns, part time and cooperatives in the payroll system are not eligible to participate in the Plan.

     Contributions
     Participant contributions take the form of before-tax contributions and are deferred from federal income taxes. The Plan does not allow for voluntary after-tax contributions for employees working in the United States. Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

     Participants may also contribute rollover contributions from other qualified plans.

     Participants contribute a percentage of their compensation, as defined in the Plan agreement. The maximum contribution rate is 50% of eligible compensation of which up to $15,000 (the maximum annual salary deferral contribution limit as set forth by the Internal Revenue Code (the "Code") for 2006 plan year) may be made pre-tax. All participants who are eligible to make elective deferrals under the Plan and those who have attained age 50 before the close of the Plan year are eligible to make additional catch-up contributions of up to $5,000 during fiscal 2006.

     Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 8% of the participants' eligible earnings. Contributions made by participants and the related company match are invested based on each participant's election and can be in any combination of investment options under the Plan including Fidelity mutual funds, Nokia ADR shares, and common stocks and other mutual funds through a self-directed brokerage option. There are no restrictions on moving participant money and related Company contributions out of the Nokia stock investment option.

     The employer may also make a discretionary contribution based on the Company meeting its performance targets as determined by the employer at its sole discretion. In 2006, the Company did not make a discretionary contribution.

     Participant and Company contributions are subject to certain IRS limitations.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


     Participant Accounts
     Each participant's account is credited with the participant's voluntary contributions, the employer's matching contribution, an allocation of the employer's discretionary contribution, if any, and an allocation of investment income from each fund as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Additionally, the Plan has certain expenses that are deducted from participant accounts.

     Plan earnings are allocated to a participant's account at the rate attributable to the participant's specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan's 401(k) committee.

     Participant Loans
     Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement. The loans, maturing at various dates through 2036, are collateralized by the balance in the participant's account. The loans bear interest rates that reflect the prime rate for the month when issued and ranged from 4 percent to 9.5 percent at December 31, 2006. Principal and interest is repaid ratably through bi-monthly payroll deductions.

     Vesting
     Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service. Participants are always fully vested in their contributions and earnings thereon.

     Payment of Benefits
     Upon termination of employment for reasons other than disability or death, participants' benefits will be payable as follows (subject to spousal rights, if any):

          - Nokia ADR shares are paid out in cash or certificates as requested by the participant. Fractional shares are paid in cash.

          - A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70 1/2.

          - A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

     Forfeitures
     At December 31, 2006 and 2005, forfeited non-vested accounts totaled $1,080,998 and $644,728 respectively. These accounts will be used to reduce future employer contributions and/or pay Plan administrative fees and certain investment charges. In 2006, employer contributions were reduced by $1,055,420, and Plan administrative fees and certain investment charges of $370,392 were paid, from forfeited non-vested accounts.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


     Plan Termination

     While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA. In the event of Plan termination participants will become 100% vested in their accounts.

2.   Summary of Significant Accounting Policies

     Basis of Presentation
     The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States.

     Investment Valuation and Income Recognition
     Investments in Nokia American Depository Shares (Nokia ADR shares) and common stocks are valued at quoted market prices on the last business day of the year. Mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recognized on the accrual basis.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

     Plan Expenses
     Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan. All other operating expenses of the Plan are paid by the Company.

     Risks and Uncertainties
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments and contributions receivable.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Benefits
     Benefit distributions to participants are recorded when paid.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


3.   Investments
     As of December 31, 2006, net assets available for benefits in the amount of $477,222,502, $98,002,852, $5,853,870 and $8,737,518 were invested in mutual funds, Nokia ADR shares, common stocks and money market funds, respectively, managed by Fidelity Investments.

     At December 31, 2006, approximately 16% of the Plan's assets are invested in the Nokia ADR shares (22% at December 31, 2005). There were 4,822,975 shares at 20.32 per share at December 31, 2006. There were 5,655,732 shares at $18.30 per share at December 31, 2005.

     Investments that individually represent 5% or more of the Plan's net assets, at fair value as of December 31, 2006 and 2005:

                                                       2006               2005
                                                 ---------------    ---------------

     American Depository Shares
     Nokia ADR shares                               $98,002,852       $103,499,896

     Mutual Funds
     Allianz NFJ Small Cap Value Fund                59,063,785         46,854,868
     American Balanced Fund                          29,827,415         27,063,265
     American EuroPacific Growth Fund                80,166,921         50,804,321
     American Funds Growth Fund of America           38,596,218         27,710,988
     Fidelity Managed Income Portfolio II Fund       71,798,473         66,546,670
     PIMCO Total Return Fund                         32,257,660         30,269,138
     Vanguard Institutional Index Fund               62,929,982         53,137,164

     During 2006, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $39,858,256 as follows:

     Nokia ADR shares                                      11,702,951
     Common stocks                                            151,715
     Mutual funds                                          28,003,590
                                                           ----------
                                                         $ 39,858,256


4.   Tax Status
     The Internal Revenue Service has determined and informed the Company in a letter dated November 22, 2002 that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receipt of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------


5.   Related Party Transactions
     The Plan purchased and sold approximately $11,866,023 and $28,847,837 in Nokia ADR shares, respectively, during 2006. The Nokia ADR shares were bought/sold in the open market at quoted fair market values at the date of purchase/sale.

     The Plan is administered by Fidelity Investments Institutional Operations Company as the record keeper and Fidelity Management Trust Company as the trustee. Accordingly, transactions with the Fidelity Managed Income Portfolio II Fund and the Fidelity Institutional Cash Portfolio Money Market Class I Fund investments qualify as party-in-interest transactions. Fees of $2,528,014 were paid to Fidelity in 2006 as an adjustment to the rate of return on Plan investments.


6.   Subsequent Event
     In 2007, Nokia Siemens Network, a 50-50 joint venture between Nokia and Siemens was formed. Effective April 1, 2007, the Plan was revised to become a Multi Employer Plan to include participants from Nokia Siemens Network.

     Effective January 1, 2007, the Plan implemented automatic enrollment at 3% of eligible compensation for new hires and are invested into the American Balanced Fund Class R4 until the employee designates their own investment allocation.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements
--------------------------------------------------------------------------------









                              SUPPLEMENTAL SCHEDULE

Nokia Retirement Savings and Investment Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2006
--------------------------------------------------------------------------------

     (a)                        (b)                                       (c)             (d)             (e)
               Identity of Issue, Borrower, Lessor                   Description of                      Current
                          or Similar Party                             Investment         Cost**          Value
-----------------------------------------------------------------  ------------------------------------------------

          Allianz NFJ Small Cap Value Fund                             Mutual fund                     $59,063,785
          American Balanced Fund                                       Mutual fund                      29,827,415
          American EuroPacific Growth Fund                             Mutual fund                      80,166,921
          American Funds Growth Fund of America                        Mutual fund                      38,596,218
          Calamos Growth Fund                                          Mutual fund                      18,031,498
      *   Fidelity Managed Income Portfolio II Fund                    Mutual fund                      71,798,473
      *   Nokia ADR Shares                                             ADR shares                       98,002,852
      *   Fidelity Institutional Cash Portfolio Money Market           Mutual fund                       5,138,571
          Class I Fund
          PIMCO Total Return Fund                                      Mutual fund                      32,257,660
          Vanguard Institutional Index Fund                            Mutual fund                      62,929,982
          Vanguard Small Cap Growth Fund                               Mutual fund                      14,109,441
          Vanguard Target Retirement 2005 Fund                         Mutual fund                        $514,712
          Vanguard Target Retirement 2015 Fund                         Mutual fund                       2,453,517
          Vanguard Target Retirement 2025 Fund                         Mutual fund                       6,454,540
          Vanguard Target Retirement 2035 Fund                         Mutual fund                       7,725,129
          Vanguard Target Retirement 2045 Fund                         Mutual fund                       5,614,866
          Vanguard Target Retirement Fund                              Mutual fund                         471,075
          Vanguard Windsor II Fund                                     Mutual fund                      24,518,080
          Wells Fargo Mid-Cap Value Fund                               Mutual fund                      18,245,660
          BrokerageLink                                             Common stocks and                   13,896,347
                                                                      mutual funds
      *   Participant loans receivable                               Interest rates                     10,919,769
                                                                     varying between
                                                                       4% and 9.5%
                                                                       maturing at
                                                                      various dates
                                                                      through 2036

                                                                                                    ---------------

                                                                                                      $600,736,511
                                                                                                    ===============



 * Party-in-interest
** Not applicable due to investments being participant-directed.

                                   SIGNATURES

            The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    Nokia Retirement Savings and Investment Plan



Date: June 25, 2007                 By:  /s/ Linda Fontenaux
                                    ----------------------------------
                                    Name:  Linda Fontenaux
                                    Title: Plan Administrator

                                INDEX TO EXHIBITS



Exhibit No.       Exhibit                                           Page Number

23                Consent of PricewaterhouseCoopers LLP,
                  Independent Registered Public Accounting Firm